aB 12/1

15026861

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
NOV 25 2015
WASH. D.C.
185
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 925 West Georgia Street
(No. and Street)

Vancouver (City) BC Canada (State) V6C 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Richard 604-654-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir Street, PO Box 10426 Pacific Center, Vancouver, BC V7Y 1K3
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Tx 12/2

OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James (USA) Ltd., as of ~~September 30~~, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

1RJ001008 Eiben LJ, 1RJ007492 Eiben Koll

1RJ007484 Eiben Will, 1RJ004614 Dolynski Lauren

1RJ004606 Dolynski Colin, 1RJ003939 Eiben Maxx

Signature

Cfo

Title

Alan Wong
Raymond James Ltd.
Legal Counsel

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James (USA) Ltd.

We have reviewed management's statements, included in the accompanying Raymond James (USA) Ltd. Exemption Report (the Exemption Report), in which (1) Raymond James (USA) Ltd. (the Company) stated that it may file an Exemption Report for the period from October 1, 2014 through September 30, 2015 based on guidance received from the Securities and Exchange Commission Staff on September 17, 2015 because for its institutional business (i) the Company's items included in its reserve computations during the period from October 1, 2014 through September 30, 2015 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2014 through September 30, 2015; (2) the Company identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions); and (3) the Company stated that it met the identified exemption provisions from October 1, 2014 to September 30, 2015 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the first paragraph above.

KPMG LLP

Chartered Professional Accountants

November 23, 2015
Vancouver, Canada

RAYMOND JAMES (USA) LTD.

Statements of Financial Condition
(Expressed in United States dollars)

September 30, 2015 and 2014

	2015	2014
Assets		
Cash and cash equivalents	$ 4,856,848	$ 5,058,053
Deposits in compliance with reserve requirements (note 4)	3,027,767	3,027,072
Client and broker receivables (note 6)	18,723,365	57,555,899
Due from related party (note 6)	228,870	13,641
Other assets	19,789	23,083
	$ 26,856,639	$ 65,677,748
Liabilities and Stockholder's Equity		
Client and broker payables (note 6)	$ 17,689,138	$ 56,432,054
Other accounts payable	364,524	467,985
	18,053,662	56,900,039
Stockholder's equity:		
Capital stock (note 5)	1,045,000	1,045,000
Retained earnings	7,757,977	7,732,709
	8,802,977	8,777,709
	$ 26,856,639	$ 65,677,748

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Operations and Comprehensive Income
(Expressed in United States dollars)

Years ended September 30, 2015 and 2014

	2015	2014
Revenue:		
Commission income (note 6)	$ 7,290,885	$ 7,705,985
Interest income	16,319	10,855
Foreign exchange gain	69,683	39,847
	7,376,887	7,756,687
Expenses (note 6):		
Commission expense	3,761,312	3,971,031
Employee compensation and benefits	1,042,110	1,139,103
Communication and information processing	1,082,327	995,550
Occupancy and equipment	382,328	430,041
Business development	285,638	296,510
Other	182,212	185,654
Interest	2,459	2,321
Clearance and floor brokerage	3,604	2,161
	6,741,990	7,022,371
Earnings before income taxes	634,897	734,316
Income tax expense (note 7)	609,629	364,313
Net earnings and comprehensive income	$ 25,268	$ 370,003

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)

Years ended September 30, 2015 and 2014

	Common shares	Retained earnings	Total
Balance, September 30, 2013	$ 1,045,000	$ 7,362,706	$ 8,407,706
Net earnings	-	370,003	370,003
Balance, September 30, 2014	1,045,000	7,732,709	8,777,709
Net earnings	-	25,268	25,268
Balance, September 30, 2015	$ 1,045,000	$ 7,757,977	$ 8,802,977

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Cash Flows
(Expressed in United States dollars)

Years ended September 30, 2015 and 2014

	2015	2014
Cash provided by (used in):		
Operations:		
Net earnings	$ 25,268	$ 370,003
Change in non-cash operating working capital (note 10)	(226,473)	(452,000)
Increase (decrease) in cash and cash equivalents	(201,205)	(81,997)
Cash and cash equivalents, beginning of year	5,058,053	5,140,050
Cash and cash equivalents, end of year	$ 4,856,848	$ 5,058,053
Cash and cash equivalents consist of:		
Cash	$ 4,478,732	$ 4,680,012
Term deposits	378,116	378,041
	$ 4,856,848	$ 5,058,053

Supplemental cash flow information (note 10)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada (IIROC), Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation. The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company's primary business is institutional and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has a retail business that is private client-wealth management and uses US-based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 9.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2015 and 2014, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(d) Cash and cash equivalents:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

2. Significant accounting policies (continued):

(e) Financial instruments:

The fair value of cash and cash equivalents, deposits in compliance with reserve requirements, clients and broker receivables, due from related party, client and broker payables and other accounts payable approximate their fair value due to the short-term maturities of these instruments.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. New accounting pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. We are currently evaluating the impact of the adoption of Topic 606 will have on our financial statements.

4. Deposits in compliance with reserve requirements:

The deposit of $3,027,767 cash at September 30, 2015 (2014 - $3,027,072) is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation is $3,158 (2014 - $47,495), and is restricted.

5. Capital stock:

	2015	2014
Authorized:		
200 Voting common shares without par value		
Issued:		
200 Common shares (2014 - 200)	$ 1,045,000	$ 1,045,000

6. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of Raymond James (USA) Ltd. In addition, Raymond James (USA) Ltd. is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2015, commissions and operating costs of $6,587,274 (2014 - $6,953,763) were paid to RJL. As at September 30, 2015, the Company has $228,870 (2014 - $13,641 receivable from) receivable from RJL. In addition, clients and brokers receivable include amounts due from RJL of nil (2014 - nil) and clients and brokers payable include amounts due to RJL of $13,504,272 (2014 - $34,555,918).

7. Income taxes:

The total provision for income taxes in the statement of operations and comprehensive income is at a rate different than the combined federal and provincial statutory income tax rate for the following reasons:

	2015	2014
Income before taxes	$ 634,897	$ 734,316
Combined federal and provincial statutory income tax rate	26.44%	25.40%
Increase (decrease) in rate due to:		
Meals and entertainment	2.08%	1.44%
Foreign exchange translation gains (losses) [1] and other	67.50%	22.78%
Effective income tax rate	96.02%	49.62%
Income tax expense	$ 609,629	$ 364,313

[1] Raymond James (USA) Ltd. pays income taxes in Canada based on its taxable income calculated in Canadian dollars.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

8. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2015, the Company had net capital pursuant to Rule 15c3-1 of $8,497,849 (2014 - $8,740,572) which was $8,247,849 (2014 - $8,490,572) in excess of its net capital requirement of $250,000.

9. Segment information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of U.S. and Canadian equities and fixed income products.

(a) Revenues by segment:

	2015	2014
Capital Markets	$ 6,298,134	$ 6,756,919
Private Client Group	1,078,753	999,768
	$ 7,376,887	$ 7,756,687

(b) Earnings (loss) before income taxes by segment:

	2015	2014
Capital Markets	$ 1,189,708	$ 1,188,711
Private Client Group	(554,811)	(454,395)
	$ 634,897	$ 734,316

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

9. Segment information (continued):

(c) Total assets by segment:

	2015	2014
Capital Markets	$ 25,859,610	$ 64,638,888
Private Client Group	997,029	1,038,860
	$ 26,856,639	$ 65,677,748

10. Supplemental cash flow information:

	2015	2014
Change in non-cash operating working capital:		
Deposits in compliance with reserve requirements	$ (695)	$ (1,098)
Client and brokers, net	89,618	(843,744)
Other assets	3,294	35,951
Due from related party	(215,229)	(25,040)
Other accounts payable	(103,461)	381,931
	$ (226,473)	$ (452,000)
Supplementary information:		
Taxes paid	$ 413,730	$ 170,553

11. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2015 and 2014, the Company had no liabilities which were subordinated to the claims of general creditors.

12. Subsequent events:

Management has evaluated subsequent events through November 23, 2015, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule I

(Expressed in United States dollars)

Years ended September 30, 2015 and 2014

	2015	2014
Total capital:		
Total ownership equity	$ 8,802,977	$ 8,777,709
Deductions:		
Non-allowable assets:		
Due from related party	228,870	13,641
Other deductions	76,258	23,496
Total deductions	305,128	37,137
Net capital	8,497,849	8,740,572
Minimum net capital required	250,000	250,000
Excess net capital	$ 8,247,849	$ 8,490,572

The 2015 computation does not differ materially from the regulatory computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3
(Expressed in United States dollars)

Schedule II

Years ended September 30, 2015 and 2014

As at September 30, 2015, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $3,158 (2014 - $47,495). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2015 is $3,158 (2014 - $47,495). As at September 30, 2015, the Company had $3,027,767 (2014 - $3,027,072) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2015, the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2015, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(E)(4)

The Board of Directors Raymond James (USA) Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Raymond James (USA) Ltd. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the Specified Parties of the report), solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the General Ledger or other supporting schedules, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in Form X-17A-5, the General Ledger, or related schedules supporting the adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

Chartered Professional Accountants

November 23, 2015
Vancouver, Canada

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042071 FINRA SEP
RAYMOND JAMES (USA) LTD
925 WEST GEORGIA ST-2100
VANCOUVER BC V6C 3L2
CANADA

008693-43

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sandra Richard
604-654-1223

07059
57386
143350
NOV '15

2. A.	General Assessment (item 2e from page 2)	$ 18,436.07
B.	Less payment made with SIPC-6 filed (**exclude interest**)	(9,276.06)
	______ Date Paid	
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	9,160.01
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 9,160.01
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 9,160.01
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raymond James (USA) Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of November, 20 15.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2014**
and ending **9/30/2015**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,376,887

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,458

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 2,458

Total deductions 2,458

2d. SIPC Net Operating Revenues $ 7,374,429

2e. General Assessment @ .0025 $ 18,436.07

(to page 1, line 2.A.)

RAYMOND JAMES (USA) LTD.

Exemption Report

As of September 30, 2015

Raymond James (USA) Ltd. Exemption Report

Raymond James (USA) Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report for the period from October 1, 2014 through September 30, 2015 based on guidance received from the Securities and Exchange Commission Staff on September 17, 2015 because for its institutional business (i) the Company's items included in its reserve computations during the period from October 1, 2014 through September 30, 2015 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2014 through September 30, 2015.

(2) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for its retail business..

(3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from October 1, 2014 to September 30, 2015 except as described below:

Date Transmitted	Description - Failed to Promptly Transmit by Noon the Next Business Day
24-Feb-15	Compliance awaiting approval from Carrying Broker for an exemption to deposit security
1-May-15	Compliance awaiting approval from Carrying Broker for an exemption to deposit security - FedEx pick up after noon.
11-May-15	Waiting for new accounting to be opened before sending Certificate
24-Jun-15	Waiting for letter confirming certificate holder was rightful owner
3-Dec-14	Cheque delivered after 12:00pm following day – Fedex pick up after noon
19-Feb-15	Cheque held pending approval of account opening
18-Sep-15	Cheque delivered after 12:00pm following day – Fedex pick up after noon

We, the management affirm that, to the best of our knowledge and belief this Exemption Report is true and correct.

Sandra Richard
Chief Financial Officer

November 23, 2015

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Raymond James (USA) Ltd. (the "Company") as of September 30, 2015 and 2014, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of September 30, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two year period then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants

November 23, 2015
Vancouver, Canada